News Room

Tanzanian Royalty Exploration Corporation

TSX : TNX

NYSE MKT : TRX

March 25, 2015

Tanzanian Royalty Announces ‘Significant’ Restructuring of Convertible Note Financing

TORONTO, ONTARIO--(Marketwired – March 25, 2015) - Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) (the "Company") is pleased to announce that it has amended the recently announced terms of its convertible senior note financing with an institutional lender, the first drawdown under which successfully closed on December 29, 2014.

Under the original financing terms, notes in the principal amount of US$10,000,000 were issued at an 8% discount, yielding an initial funding amount of US$9,200,000. The initial (closing) drawdown was US$1,766,558, and the balance of the funded amount (less expenses of issue) was placed in escrow to be available for future drawdowns, subject to the Company meeting certain financial ratios. The notes were to bear interest at 8% per annum, payable monthly.

Explains C.E.O Jim Sinclair, "On March 1, 2015, the Company repaid in cash US$750,000 against the notes. Under the restructuring, the total current debt has now been reduced to US$1,450,000, which is really an entirely different ball of wax.  Recall that the original purpose of the financing was to bridge us to 'first pour' on our very first producing mine. The first of several, I might expect, since we already have licenses in place on two other sites, as well as additional prospects in advanced stages of discovery. Once at first pour our goal will be to arrange new financing from traditional lenders, if needed, at the most favorable prevailing commercial rates."

The cash repayment was pursuant to the lender’s "mandatory redemption option." The outstanding principal at the time was US9,250,000. The previously escrowed funds will be returned to the lender -- under the amended financing, there will be no escrow of funds -- and the outstanding principal amount of the notes will be reduced to US$1,450,000. Interest at 8% per annum will be calculated on the reduced principal amount only, effective from March 1, 2015. A maximum of US$300,000 in cash will be repayable in April, 2015, pursuant once again to the lender’s "mandatory redemption option."

Emphasizes C.E.O. Jim Sinclair: "It is no secret that the current financing environment for our industry is brutal. Even senior producers are stymied by ‘free-market’ bullion bizarrely priced -- in many cases -- below its actual cost of production. I said when this financing package was first announced that I was pleased with it, and I meant it. However, if I was merely pleased then, I am positively delighted now, because the restructured deal contemplates a more modest dilution in shareholder equity."

The reduced amount of outstanding notes remain convertible at the option of the lender at 115% of the 5-day volume-weighted average trading price on the NYSE MKT of the Company's common shares as at December 9, 2014 (being US0.98). The terms of the 982,143 share purchase warrants issued to the lender on closing are unchanged; they remain exercisable for 5 years at the conversion price, and the lender may also opt to receive interest in common shares in lieu of cash at that price. The notes mature in 24 months and are prepayable at the option of the Company 6 months after the original closing. The lender may resume mandatory redemptions of up to US$750,000 monthly commencing in May, 2015 payable in cash or, subject to registration and certain financial criteria, shares at the option of the Company (at a price based on 90% of the then-current volume-weighted average trading price).

Adds Sinclair: "Since the obligations of the restructured agreement are a considerably lighter burden for us, the newly freed-up cash flow will go directly toward final commissioning of the first phase of Buckreef.  Cash flow from that specific phase will, in turn, be directed toward the second phase, and, sequentially, the third. And so on."

The lender will be entitled to advance up to an additional US$4,000,000 to the Company in exchange for 8% discount notes subject to the same maturity and repayment terms (and entitlement to share purchase warrants) as currently apply, with a conversion price of US$0.98, subject to downward adjustment to $0.50, from and after September 30, 2015, under certain market conditions. In consideration of the amendments agreed to, the lender will receive 500,000 common shares of the Company.

The Company will be filing an amended registration statement with the SEC in connection with the amended financing terms and the reduced number of shares underlying the convertible senior notes and lender warrants.

Qualified Person

The qualified person for Tanzanian Royalty Exploration Corporation is Mr. Peter Zizhou, Acting General Manager, Exploration and Administration. Mr. Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000), is a registered scientist with SACNASP (Reg. No. 400028/08) and has reviewed and approved the contents of this news release.

Respectfully submitted,

James E. Sinclair, Chief Executive Officer

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as "reserves", "resources", "geologic resources", "proven", "probable", "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC. U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.

CONTACT INFORMATION

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Tanzanian Royalty Exploration Corporation

Investor Relations

1-844-364-1830

investors@TanzanianRoyalty.com

www.TanzanianRoyalty.com